FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1
Material fact, dated September 17, 2008, regarding the shareholders’ meeting of Alliance & Leicester plc (“A&L”) has approved the acquisition proposal of the entire ordinary share capital of A&L by Banco Santander

Item 1
MATERIAL FACT
Banco Santander, S.A. (“Banco Santander”) announces that the shareholders’ meeting of Alliance & Leicester plc (“A&L”) has approved the acquisition proposal of the entire ordinary share capital of A&L by Banco Santander to be implemented by means of a scheme of arrangement under the English Companies Act of 2006 that was announced on 14 July 2008 (the “Acquisition”). The European Commission also announced yesterday that it had granted its approval for the Acquisition under the European Commission Merger Regulations.
Subject, amongst other things, to the approval of the capital increase in Banco Santander by the Extraordinary General Shareholders’ Meeting of Banco Santander convened for 21 and 22 September 2008 on, respectively, first and second call and the sanctioning of the scheme of arrangement by the High Court of Justice in England and Wales, the Acquisition is expected to be effective on 10 October 2008 and the Banco Santander shares to be received by the ordinary shareholders of A&L are expected to be listed in the Spanish Stock Exchanges and the London Stock Exchange on 14 October 2008.
Boadilla del Monte (Madrid), September 17, 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: September 17, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President